

Allen C. Tucci

1650 Market Street | One Liberty Place, Suite 1800 | Philadelphia, PA 19103-7395
Direct 215.864.6352 | Fax 215.789.7622
tuccia@whiteandwilliams.com | whiteandwilliams.com

September 02, 2014

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NW
Washington, DC 20549

Attention: Tom Kluck

RE: Enviro-Serv, Inc.
       Amendment No. 2 to Offering Statement on Form 1-A
       Filed June 27, 2014 File No. 024-10394

Dear Mr. Kluck:

We sincerely appreciate the review you and your staff conducted of the above-referenced Form 1-A of Enviro-Serv, Inc., a Delaware corporation (the "Company"). On behalf of the Company we are responding to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") by letter dated July 25, 2014 (the "Comment Letter"). In conjunction with these responses, the Company is filing its Amendment No. 3 to the Form 1-A (the "Amendment").

Enclosed for filing on behalf of the Company, please find an original and six copies of Amendment No. 3 to the Company's Form 1-A, which incorporate the comments and responses indicated below.

The Company's responses to the Staff's comments are indicated below, directly below a restatement of the comment in bold, italicized type. We have reviewed your offering statement and have the following comments. For ease of referenced, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter.

General

1.   ***Staff Comment: Please update your financial information in an amended filing on Form 1-A to include the most recent interim information. For example, sections of the***

filing such as Summary Financial Information, Dilution, Capitalization should make use of the most recent balance sheet information available.

Company Response: Pursuant to the Staff's comment, the Company has provided updated financials information for the Company as of June 30, 2014. Financial information for the Company's proposed asset purchase of all of the assets of the Target company have not been updated and remain prepared as of and for the period ending May 31, 2014, as the Target company has not yet generated its June 30, 2014 financial statements.

Part I - Notification

Item 5. Unregistered Securities Issued or Sold Within One Year, page 3

2. ***Staff Comment: Please revise this section to clarify the basis used to compute the offering price of each of the sales of your common stock.***

    Company Response: The Company individually negotiated the price of each sale of unregistered securities identified in this Section. A notation to that effect is included in the Amendment.

3. ***Staff Comment: We note your disclosure that each transaction was exempt from registration pursuant to Regulation D. Please revise your disclosure under section (c) of Item 5 to specify the Commission rule or regulation relied upon for exemption for the registration requirements of the Securities Act, and state briefly the facts relied upon for such exemption.***

    Company Response: Section (c) of Item 5 has been updated accordingly.

Offering Circular Summary, page 9

Business Overview, page 9

4. ***Staff Comment: We note your disclosure that you provide property maintenance services in "geographically concentrated warm climate states." Please revise your disclosure to clarify the states that you intend to provide services in, or to provide the geographic region(s) in which you intend to provide services.***

    Company Response: The services that the Company currently provides are limited to the State of Florida. For the forseeable future, the Company intends to limit its activities to the State of Florida. Statements to this effect have been included in the amendment to clarify the Company's service area.

5.   *Staff Comment: We note your disclosure on page 10 that you are emphasizing mergers and acquisitions within the pest control space before the sweet spot of the calendar year approaches. Please revise your disclosure to clarify why July through October is the "sweet spot" of the calendar year for pest control companies.*

Company Response: The busy season for pest control companies in Florida is during the summer months. In April and May of each year, termites begin to swarm in Florida. Also, at this time, ant and roach populations significantly grow. These two events cause a significant increase in the services provided by pest control companies during the summer months. This increased activity usually continues through the end of October of each year. The Amendment includes clarifying statements incorporating this response.

Investment Agreement with Macallan Partners, page 12

6.   *Staff Comment: We note your disclosure that Macallan Partners, LLC has committed to purchase up to $1,000,000 of your common stock over a period of up to 18 months while the offering is effective. We also note the disclosure in the Investment Agreement between Enviro-Serv and Macallan Partners, LLC that one of the conditions is that the Form 1-A has been qualified and there are no resale restrictions on the securities to be sold to Macallan Partners. Please advise us whether Macallan Partners intends to purchase the common stock from this exempt offering under Regulation A or from an offering under another exemption. If the common stock will be purchased under another exemption, please advise us of that exemption and revise the Form 1-A, as applicable, to disclose such exemption. We may have further comment*

Company Response: Macallan Partners intends to purchase the common stock of the Company from this exempt offering under Regulation A. This has been clarified in the Amendment.

Risk Factors, page 13

7.   *Staff Comment: We note from your disclosure on pages 25 and 29-30 that Mr. Trina has voting control through his ownership of Series A Convertible Preferred Stock and common stock. Please add a risk factor discussing the impact on investors of Mr. Trina's ability to exercise significant control over you.*

Company Response: An appropriate risk factor has been added to the Amendment.

8.   *Staff Comment: Please provide risk factor disclosure pertaining to the specific risks associated with providing your property management services, such as pest control management, lawn and landscaping care, and pool maintenance.*

Company Response: Industry-specific risk factors have been added to the Amendment.

We may conduct further offerings in the future in which case investors' shareholdings will be diluted, page IS

9.   *Staff Comment: We note your disclosure that you may conduct further equity offerings in the future to finance your operations. Please revise your disclosure to clarify here that there is no guarantee that future equity offerings will be successful.*

      Company Response: The Company has incorporated an appropriate risk factor in the Amendment to respond to this Comment.

Our common stock is subject to price volatility unrelated to our operations, page 16

10.   *Staff Comment: Please revise your disclosure to identify your ticker symbol on the OTC Pink Sheets.*

      Company Response: The ticker symbol of the Company is EVSV. This ticker symbol has been included in the Amendment in response to this Comment.

Dilution, page 17

11.   *Staff Comment: In the paragraph above the chart on page 18, it appears that you may have a transposition error related to the disclosure of immediate dilution to new investors as the amount is different than the amount included in the table below.*

      Company Response: The dilution table and the chart on page 18 have been updated to reflect the most recent financial statements of the Company. This error has been corrected in the Amendment.

Plan of Distribution, page 18

12.   *Staff Comment: Please revise your disclosure here to clarify, if true, that there are no arrangements for the return of funds to subscribers if all of the common stock to be offered is not sold. Refer to Item 4(e)(1) of Offering Circular Model B.*

      Company Response: There are no arrangements for return of funds to subscribers if all of the common stock to be offered is not sold. Clarifying statements have been added in the Amendment.

Use of Proceeds, page 19

13.   *Staff Comment: Please revise your references to "Target Company" to identify the target company as Inland Pest Control, or advise.*

      Company Response: The Target is not Inland Pest Control. The Company is requesting confidential treatment of the identity of the acquisition target, referred to as "Target" in the Amendment. The Company respectfully acknowledges the comment and understands that the Staff may have comments to the Company's request for confidential treatment. The Company has included a redacted version of the Asset Purchase Agreement with the Target, in this Amendment.

14. *Staff Comment: Please revise this section to include a statement discussing how you will use the proceeds from this offering if they are not sufficient to accomplish the purposes disclosed here, and state the order of priority in which the proceeds will be applied. Refer to Instruction 2 to Item 5 of Offering Circular Model B.*

   Company Response: The Company has specific objectives if the full amount anticipated in this offering is not achieved. The first priority is the acquisition of the Target. Revised use of proceeds information identifying the use of proceeds in the event that the Company realizes lower proceeds is included in the use of proceeds section of the Amendment.

15. *Staff Comment: We note your disclosure on page 22 that one of the anticipated use of proceeds is to obtain additional office space for X-Terminate Pest Management, Inc. Please revise this section to be consistent with such disclosure or advise.*

   Company Response: The Company has revised its use of proceeds table to include an allocation of proceeds to additional office space.

16. *Staff Comment: We note your disclosure that $557,500 has been allocated to the acquisition of the Target. Please disclose the specific use of the proceeds in connection with the acquisition.*

   Company Response: The Company has already paid the Target a down payment on the proposed acquisition of the Target pursuant to the terms of the Asset Purchase Agreement, a redacted version of which is now included in the Amendment. The remainder of the purchase price consists of a cash payment of $557,500, and a long-term promissory note of $250,000. The Amendment includes a statement detailing the specific use of proceeds in connection with the acquisition of the Target.

17. *Staff Comment: Please disclose here or elsewhere in the offering statement, the principal terms of the agreement to acquire the Target. Please file any material related agreements as exhibits.*

   Company Response: The Amendment includes a redacted version of the Asset Purchase Agreement with the Target, as well as a description of the purchase transaction.

18. *Staff Comment: In the use of proceeds table, when referencing Subsidiary, please clearly identify which company you are referring to.*

   Company Response: The use of proceeds table of the Amendment has been changed to clearly reflect the relevant company that will be utilizing the proceeds.

19. *Staff Comment: We note your disclosure of what appears to be a probable acquisition and that you have included this acquisition in your pro forma financial information within your filing. Please provide financial statements for this probable acquisition. Reference is made to Part F/S to Regulation A.*

    Company Response: May 31, 2014 financial statements of the Target are included in the Amendment. May 31, 2014 financial statements are the most recent financial statements that have been provided by the Target.

Description of Business, page 21

20. *Staff Comment: Please describe your plan of operation for the twelve months following the commencement of this offering. Please provide details of your specific plan of operation, including detailed milestones, the anticipated time frame for beginning and completing each milestone, categories of expenditures, and the expected sources of such funding. Refer to Item 6(a)(3) of Offering Circular Model B.*

    Company Response: The Company has added information on its plan of operations for the twelve months following the commencement of this offering, in the Amendment.

Governmental Regulation, page 22

21. *Staff Comment: We note your disclosure that you are not specifically regulated by any state or local government. We also note your disclosure throughout the offering circular that X- Terminate Pest Management is a fully licensed pest control operator in Florida. Please reconcile these disclosures.*

    Company Response: All pest control companies in the State of Florida must be licensed by the State. The Company is currently licensed and is in good standing. Statements to identify the regulation by the State of Florida have been included in the Amendment.

22. *Staff Comment: We note your disclosure on page 22 that you are building a portfolio of property maintenance service companies through leveraged investments. If you intend to utilize debt for acquisitions, please revise your risk factors section to provide appropriate disclosure to investors.*

    Company Response: The Company may use debt to fund future acquisitions, although the Company has no current plans to do so. A risk factor has been added to address this contingency.

Principal Products or Services, and Their Markets:, page 23

23. *Staff Comment: Please revise this section to provide a brief description of the services you provide, or intend to provide, and the principal markets for each of your intended specialty areas, including pool maintenance, air conditioning/refrigeration, and commercial sprinkler systems.*

     Company Response: The Company has provided further information in the Amendment concerning all of the business services that it provides.

Remuneration of Directors and Officers, page 25

24. *Staff Comment: Please revise your disclosure in this section to provide the aggregate annual remuneration in tabular form, as required by Item 9 of Offering Circular Model B.*

     Company Response: A table has been added to indicate the compensation paid to Mr. Trina. He is the sole compensated director/officer of the Company.

Security Ownership of Management and Certain Security Holders, page 25

25. *Staff Comment: Please revise this table to also provide the information for all officers and directors as a group. Refer to Item 10(a)(2) of Offering Circular Model B.*

     Company Response: The table has been revised, accordingly.

26. *Staff Comment: We note your disclosure on pages 3-4 regarding Deer Valley Management LLC's purchase of 334,000,000 shares of your common stock since 2013. We further note your disclosure on page 28 that you have 1,209,718,800 shares of common stock outstanding. Please revise this table to provide the information for Deer Valley Management LLC, or advise.*

     Company Response: Although Deer Valley Management has purchased securities from the Company, Deer Valley Management is not currently a stockholder of the Company.

Financial Statements

Item 3. Financial Statement Note Information, pages 37 to 40

27. *Staff Comment: Please disclose how you recognized $300,000 of goodwill and how you valued the issuance of Preferred Class B stock issued in the acquisition transaction. Finally, please enhance your disclosure to address your policy for testing goodwill for impairment.*

 Company Response: Management reviews the value of the goodwill allocated to the purchase of X-Terminate by comparing the valuation of publicly traded companies to the valuation given to X-Terminate. Publicly traded pest control companies typically sell at a premium of 3.1 times sales. The sales for the most recent quarter for X-Terminate was $22,882. This would provide for a valuation of $283,737. X-Terminate also is one of a few licensed companies that can apply orange oil in Florida. Based on increasing sales and the estimated value for this license, management believes there is no impairment to the goodwill associated to X-Terminate. The process for testing goodwill impairment has been included in the notes to the Company's financial statements.

28. *Staff Comment: Please tell us your basis in GAAP for the capitalization of $1,072,829 of organization costs.*

 Company Response: The Company had incurred costs in prior years which were capitalized as Organization Costs. As these expenditures were for expenses that provide no future benefit, these costs were reclassified to retained earnings (deficit) to properly reflect that expense from a prior period, in the revised Company financial statements included in the Amendment.

Part HI - Exhibits

Subscription Agreement, page 111

29. *Staff Comment: We note that your subscription agreement indicates on page 113 that the offering proceeds will not be available for use by the company until the minimum offering amount has been raised. However, we also note your disclosure on page 6 that there is no minimum offering amount and that all funds raised in the offering will become immediately available to the company. Please reconcile.*

 Company Response: There is no minimum amount of the offering. The subscription agreement has been revised in the Amendment to reflect this correction.

30. **_Staff Comment:_** *We refer to paragraph (b)(i) on page 116 of your subscription agreement. Please note that an investor should not be required to acknowledge that he/she has "read" or "understands" the offering circular. Please revise your subscription agreement accordingly.*

   Company Response: In response to this comment, the referenced paragraph of the subscription agreement has been deleted in the Amendment.

Opinion Regarding Legality, page 123

31. **_Staff Comment:_** *We note that the opinion on page 124 excludes all laws other than federal securities laws from the scope of the opinion. However, counsel's opinion that the shares will be duly authorized, validly issued, fully paid and non-assessable upon issuance must be based upon the legality of Enviro-Serv, Inc.'s actions under the corporate law of its place of incorporation. Please have counsel revise the opinion to opine on the required state law matters. Refer to Section II.B.3.C of Staff Legal Bulletin 19 (October 14, 2011).*

   Company Response: The form of opinion has been revised accordingly to incorporate Delaware law.

If you have any questions about these responses or the filing, please do not hesitate to contact me.

Very truly yours,

WHITE AND WILLIAMS LLP



Allen C. Tucci

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